UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Klondex Mines Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

498696103

(CUSIP Number)

January 10, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498696103

1	Names of reporting persons Waterton Mining Parallel Fund Offshore Master, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 4,021,316
	7	Sole dispositive power 0
	8	Shared dispositive power 4,021,316

9	Aggregate amount beneficially owned by each reporting person 4,021,316
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.18%*
12	Type of reporting person (see instructions) PN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Waterton Mining Parallel Fund Offshore GP Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 4,021,316
	7	Sole dispositive power 0
	8	Shared dispositive power 4,021,316

9	Aggregate amount beneficially owned by each reporting person 4,021,316
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.18%*
12	Type of reporting person (see instructions) CO

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Waterton Global Resource Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 15,653,323
	7	Sole dispositive power 0
	8	Shared dispositive power 15,653,323

9	Aggregate amount beneficially owned by each reporting person 15,653,323
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.48%*
12	Type of reporting person (see instructions) IA

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Waterton Nevada Splitter, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Nevada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 7,600,000
	7	Sole dispositive power 0
	8	Shared dispositive power 7,600,000

9	Aggregate amount beneficially owned by each reporting person 7,600,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.12%*
12	Type of reporting person (see instructions) PN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Waterton Precious Metals Fund II Cayman, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 11,632,007
	7	Sole dispositive power 0
	8	Shared dispositive power 11,632,007

9	Aggregate amount beneficially owned by each reporting person 11,632,007
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.30%*
12	Type of reporting person (see instructions) PN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Waterton Global Resource Management, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 11,632,007
	7	Sole dispositive power 0
	8	Shared dispositive power 11,632,007

9	Aggregate amount beneficially owned by each reporting person 11,632,007
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.30%*
12	Type of reporting person (see instructions) PN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Waterton Global Resource Management Cayman Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 11,632,007
	7	Sole dispositive power 0
	8	Shared dispositive power 11,632,007

9	Aggregate amount beneficially owned by each reporting person 11,632,007
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.30%*
12	Type of reporting person (see instructions) CO

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Richard J. Wells
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 15,653,323
	7	Sole dispositive power 0
	8	Shared dispositive power 15,653,323

9	Aggregate amount beneficially owned by each reporting person 15,653,323
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.48%*
12	Type of reporting person (see instructions) IN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Cheryl Brandon
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 15,653,323
	7	Sole dispositive power 0
	8	Shared dispositive power 15,653,323

9	Aggregate amount beneficially owned by each reporting person 15,653,323
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.48%*
12	Type of reporting person (see instructions) IN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Kanwaljit Toor
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 15,653,323
	7	Sole dispositive power 0
	8	Shared dispositive power 15,653,323

9	Aggregate amount beneficially owned by each reporting person 15,653,323
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.48%*
12	Type of reporting person (see instructions) IN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Kalman Schoor
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 15,653,323
	7	Sole dispositive power 0
	8	Shared dispositive power 15,653,323

9	Aggregate amount beneficially owned by each reporting person 15,653,323
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.48%*
12	Type of reporting person (see instructions) IN

* See Item 4(b) of this Schedule 13G.

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CUSIP No. 498696103

1	Names of reporting persons Isser Elishis
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 15,653,323
	7	Sole dispositive power 0
	8	Shared dispositive power 15,653,323

9	Aggregate amount beneficially owned by each reporting person 15,653,323
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.48%*
12	Type of reporting person (see instructions) IN

* See Item 4(b) of this Schedule 13G.

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Item 1(a).	Name of issuer:

Klondex Mines Ltd. (“Issuer”)

Item 1(b).	Address of issuer's principal executive offices:

6110 Plumas Street, Suite A, Reno, Nevada

2(a).	Name of person filing:

This Schedule 13G is filed by (i) Waterton Mining Parallel Fund Offshore Master, LP (“Waterton Mining LP”), (ii) Waterton Mining Parallel Fund Offshore GP Corp. (“Waterton Mining GP”), (iii) Waterton Global Resource Management, Inc. (“WGRM Inc.”), (iv) Waterton Nevada Splitter, LLC (“Waterton Nevada”), (v) Waterton Precious Metals Fund II Cayman, LP (“Waterton Fund II”), (vi) Waterton Global Resource Management, LP (“WGRM LP”), (vii) Waterton Global Resource Management Cayman Corp. (“WGRM Corp.”), (viii) Richard J. Wells (“Wells”), (ix) Cheryl Brandon (“Brandon”), (x) Kanwaljit Toor (“Toor”), (xi) Kalman Schoor (“Schoor”) and (xii) Isser Elishis (“Elishis”). Each of Waterton Mining LP, Waterton Mining GP, WGRM Inc., Waterton Nevada, Waterton Fund II, WGRM LP, WGRM Corp., Wells, Brandon, Toor, Schoor and Elishis is referred to in this Schedule 13G as a “Reporting Person” and, collectively, as the “Reporting Persons”.

2(b).	Address or principal business office or, if none, residence:

The principal business address of each of WGRM Inc., Wells, Brandon, Toor, Schoor and Elishis is Commerce Court West, 199 Bay Street, Suite 5050, Toronto, Ontario, M5L 1E2, Canada. The principal business address of each of Waterton Mining LP, Waterton Mining GP, Waterton Fund II, WGRM LP and WGRM Corp. is Ugland House, Grand Cayman, Cayman Islands, KY1-1104. The principal business address of Waterton Nevada is 9650 Gateway Drive, Suite 202, Reno, NV 89521.

2(c).	Citizenship:

Each of Waterton Mining LP, Waterton Fund II and WGRM LP is a limited partnership organized under the laws of the Cayman Islands. Each of Waterton Mining GP and WGRM Corp. is a corporation incorporated under the laws of the Cayman Islands. WGRM Inc. is a corporation incorporated under the laws of the Province of Ontario, Canada. Waterton Nevada is a limited liability company organized under the laws of the State of Nevada. Each of Wells, Brandon and Toor is a Canadian citizen. Each of Schoor and Elishis is a United States citizen.

2(d)	Title of class of securities:

Common shares, no par value (“Common Shares”)

2(e).	CUSIP No.:

The CUSIP number of the Common Shares is 498696103.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

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(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of 5:00 p.m., New York time, on January 22, 2018, the Reporting Persons beneficially owned, in the aggregate, 15,653,323 Common Shares (inclusive of 5,000,000 Common Shares issuable upon the exercise of warrants to purchase Common Shares beneficially owned by Waterton Nevada).

(b)	Percent of class:

As of 5:00 p.m., New York time, on January 22, 2018, the Reporting Persons beneficially owned, in the aggregate, approximately 8.48% of the Issuer’s outstanding Common Shares. The foregoing percentage is based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017, which provides that, on November 6, 2017, there were 179,608,280 Common Shares outstanding.

(c)          Number of shares as to which the person has: (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, and (iv) shared power to dispose or to direct the disposition of:

Waterton Mining GP is the general partner of Waterton Mining LP. WGRM Inc. is the sole shareholder of Waterton Mining GP and also provides investment advisory services to Waterton Mining LP.

Elishis is the sole manager of Waterton Nevada. Waterton Fund II is the holder of a majority of the outstanding membership interests of Waterton Nevada. WGRM LP is the general partner of Waterton Fund II. WGRM Corp. is the general partner of WGRM LP. WGRM Inc. is the sole shareholder of WGRM Corp. and also provides investment advisory services to Waterton Fund II.

Wells, Brandon, Toor, Schoor and Elishis are the shareholders of WGRM Inc. and, collectively, indirectly have the power to vote, direct the voting, dispose and direct the disposition of the Common Shares beneficially owned by Waterton Mining LP, the Common Shares beneficially owned by Waterton Nevada (including the 5,000,000 Common Shares issuable upon the exercise of warrants to purchase Common Shares beneficially owned by Waterton Nevada) and the Common Shares beneficially owned by Waterton Fund II.

The aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons and, for each of the Reporting Persons, the number of Common Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition are set forth on rows 5 through 9 of the cover pages of this Schedule 13G and are incorporated herein by reference.

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Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The description in Item 4(c) of this Schedule 13G is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By: WATERTON MINING PARALLEL FUND OFFSHORE GP CORP., its general partner

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON MINING PARALLEL FUND OFFSHORE GP CORP.

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON NEVADA SPLITTER, LLC

By:	/s/ Isser Elishis
Name: Isser Elishis
Title: Manager

WATERTON PRECIOUS METALS FUND II CAYMAN, LP

By: WATERTON GLOBAL RESOURCE MANAGEMENT, LP, its general partner

By: WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP., its general partner

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, LP

By: WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP., its general partner

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

/s/ Richard J. Wells
RICHARD J. WELLS

/s/ Cheryl Brandon
CHERYL BRANDON

/s/ Kanwaljit Toor
KANWALJIT TOOR

/s/ Kalman Schoor
KALMAN SCHOOR

/s/ Isser Elishis
ISSER ELISHIS

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares of Klondex Mines Ltd. that may be deemed beneficially owned by the undersigned, and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement on January 22, 2018.

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By: WATERTON MINING PARALLEL FUND OFFSHORE GP CORP., its general partner

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON MINING PARALLEL FUND OFFSHORE GP CORP.

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON NEVADA SPLITTER, LLC

By:	/s/ Isser Elishis
Name: Isser Elishis
Title: Manager

WATERTON PRECIOUS METALS FUND II CAYMAN, LP

By: WATERTON GLOBAL RESOURCE MANAGEMENT, LP, its general partner

By: WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP., its general partner

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, LP

By: WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP., its general partner

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.

By:	/s/ Richard J. Wells
Name: Richard J. Wells
Title: Chief Financial Officer

/s/ Richard J. Wells
RICHARD J. WELLS

/s/ Cheryl Brandon
CHERYL BRANDON

/s/ Kanwaljit Toor
KANWALJIT TOOR

/s/ Kalman Schoor
KALMAN SCHOOR

/s/ Isser Elishis
ISSER ELISHIS